UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


Cornerstone OnDemand, Inc.
------------------------------------------------
(Name of Issuer)

Common Stock, $0.0001 par value per share
------------------------------------------------
(Title of Class of Securities)

21925Y103
------------------------------------------------
(CUSIP Number)

Robert G. Moses
RGM Capital, LLC
9010 Strada Stell Court
Suite 105
Naples, FL  34109
(239)-593-1280
------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2018
------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].


CUSIP NO. 21925Y103
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

   RGM Capital, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
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                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,015,067
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,015,067
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,015,067
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.49%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IA, OO
-----------------------------------------------------------------------------


CUSIP NO. 21925Y103
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Robert G. Moses
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,015,067
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,015,067
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,015,067
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.49%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC, IN
-----------------------------------------------------------------------------

Preliminary Note: This Amendment No. 1 to Schedule 13D (this "Amendment No.
1") amends the Schedule 13D initially filed by the Reporting Persons on December 5, 2017 (the "Prior Schedule 13D" and, as amended and restated by this Amendment No. 1, this "Schedule 13D"). This Amendment No. 1 amends Items 3,
5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Capitalized terms used without definition in this Amendment No. 1 have the meanings ascribed thereto in the Prior Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the securities reported herein was the working capital of private investment funds and separately managed accounts. The aggregate funds used by the Reporting Persons to make the purchases was $66,040,142.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b). As of the date hereof, RGM Capital, LLC may be deemed the beneficial owner of 2,015,067 shares of Issuer Common Stock, representing approximately 3.49% of the Issuer's outstanding Common Stock based upon the 57,693,211 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2018.

         RGM Capital shares the power to vote or direct the vote of 2,015,067 shares to which this filing relates.

         RGM Capital has the sole power to vote or direct the vote of 0 shares to which this filing relates.

         RGM Capital shares the power to dispose or direct the disposition of 2,015,067 shares to which this filing relates.

         RGM Capital has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

         As of the date hereof, Robert G. Moses may be deemed the beneficial owner of 2,015,067 shares of Issuer Common Stock, representing approximately 3.49% of the Issuer's outstanding Common Stock based upon the 57,693,211 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2018.

	Robert G. Moses shares the power to vote or direct the vote of 2,015,067 shares to which this filing relates.

        Robert G. Moses has the sole power to vote or direct the vote of 0 shares to which this filing relates.

        Robert G. Moses shares the power to dispose or direct the disposition of 2,015,067 shares to which this filing relates.

        Robert G. Moses has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

          (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report. All of such transactions represent open market transactions.

Trade Date	Nature of Transaction	Shares 		Price/Share
----------      --------------------- 	-----------     -----------
03/28/2018	Purchase		25,000		38.2500
04/16/2018	Sale			27,200		43.1284
04/17/2018	Sale			150,000		43.8451
04/18/2018	Sale			160,000		44.4969
04/19/2018	Sale			35,183		44.6483
05/02/2018	Sale			18,253		45.2228
05/03/2018	Sale			19,223		45.0127
05/04/2018	Sale			25,000		45.3523
05/07/2018	Sale			4,100		45.6184
05/08/2018	Sale			75,000		45.4241
05/10/2018	Sale			35,000		48.9809
05/11/2018	Sale			74,158		48.3597
05/14/2018	Sale			16,205		47.6701
05/15/2018	Sale			170,951		47.0831
05/16/2018	Sale			200,000		47.4248

          (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on April 17, 2018.


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

				  May 17, 2018
                                --------------------------------------
       					(Date)

                              RGM Capital, LLC

                              By:    /s/  Robert G. Moses
                                --------------------------------------
		                  Robert G. Moses, Managing Member

                                     /s/  Robert G. Moses
                                --------------------------------------
			          Robert G. Moses